CUSIP No. 460981301	13D/A	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 1)
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Jonathan Reich
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,680,541

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
9,680,541

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,680,541

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.7%

14	TYPE OF REPORTING PERSON (see instructions)
CO

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1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
SC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,000

	8	SHARED VOTING POWER
9,689,640

	9	SOLE DISPOSITIVE POWER
41,000

	10	SHARED DISPOSITIVE POWER
9,689,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,730,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.9%

14	TYPE OF REPORTING PERSON (see instructions)
IN

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Explanatory Note:  This filing constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on November 25, 2015 by Loeb Holding Corp. and Thomas L. Kempner.  Except as described herein, the information contained in the Schedule 13D has not been updated or amended.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
(a)–(b)
The aggregate percentage of Common Stock reported by each person named herein is based upon 23,226,128 shares of Common Stock issued and outstanding, which is the sum of (1) 20,206,128 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 16, 2015, (2) 3,000,000 shares of Common Stock issued and sold by the Issuer in the Offering subsequent to November 16, 2015, as reported by the Issuer on Current Reports on Form 8-K, and (3) 20,000 shares of Common Stock which Mr. Kempner has, or will within 60 days of January 1, 2016 have, the right to acquire upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise.
The Reporting Persons may be deemed to beneficially own an aggregate of 9,730,640 shares of Common Stock (the "Shares").
The Shares beneficially owned by the Reporting Persons represent an aggregate of approximately 41.9% of the outstanding shares of Common Stock.
9,680,541 shares of Common Stock are beneficially owned directly by LHC.  21,000 shares of Common Stock are beneficially owned by Thomas L. Kempner. 20,000 shares of Common Stock are issuable to Mr. Kempner within 60 days of January 1, 2016 upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise. Mr. Kempner's spouse owns 9,099 shares of which he disclaims beneficial ownership, except to the extent of his pecuniary interest. Mr. Kempner is the beneficial owner of 51% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of shares of Common Stock held by LHC, except to the extent of his pecuniary interest.
By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Common Shares referred to herein (other than those shares identified as directly held thereby) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."
(c)	Except as set forth herein, none of the Reporting Persons have engaged in any transactions with respect to the Issuer's Common Stock during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
The closing for the remaining 740,000 shares purchased in the Offering by LHC for $1.85 million occurred on December 24, 2015.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated January 15, 2016
Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Managing Director

/s/ Thomas L. Kempner
Thomas L. Kempner